FUEL SYSTEMS SOLUTIONS, INC. 780 Third Avenue; Floor 25 New York, NY 10017 Phone (646) 502-7170

Fax

(646) 502-7171

http://www.fuelsystemssolutions.com

[***] FOIA Confidential Treatment Requested by Fuel Systems Solutions, Inc. 001-32999 pursuant to 17 C.F.R. §200.83

Cecilia Blye, Chief, Office of Global Security Risk United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

May 31, 2012

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 1-32999

Dear Ms. Blye,

     We are writing in response to your letter dated May 1, 2012 relating to our annual report on Form 10-K for the fiscal year ended December 31, 2011. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

     Fuel Systems Solutions, Inc. has requested confidential treatment of the highlighted portions of this letter in accordance with 17 C.F.R. section 200.83.

General

1.	You state on page 16 that you derive revenues from Latin America and the Middle East, regions that can be understood to include Cuba, Iran, Sudan, and Syria. You provide information on pages 13-14 regarding sales into Iran by some of your foreign subsidiaries. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K includes limited disclosure regarding your contacts with Iran, and does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements, since your letter to us dated June 11, 2009. Include in your response a description of the products, equipment, components, software, technology, services, and/or information you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments.

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Response:

     We are a leader in providing alternative fuel systems for transportation, industrial, and refueling applications worldwide. We have a global presence and operate in geographies and markets that are underpenetrated and growing rapidly, driven by compelling economics, government support, and local demand. Our product offerings include, but are not limited to, fuel delivery systems (i.e., pressure regulators, fuel injectors, flow control values) that enable our customers to convert automobiles to run on Compressed Natural Gas (CNG) or Liquefied Propane Gas (LPG), and systems to refuel with CNG, including compressors for natural gas, and to refuel with LPG. While we supply our products and systems to the marketplace through a global distribution network, we prohibit our subsidiaries in the United States from selling and they do not sell any products to Cuba, Iran, Sudan and Syria.

Iran

     Effective in the second quarter of 2012, our foreign subsidiaries ceased sales to Iran, both directly into Iran and to distributors outside Iran which were known to be for shipment into Iran, and we have begun to implement a prohibition on new business with Iran, direct or indirect, throughout our Company. In addition, we are in the process of informing all our distributors and agents that they are also prohibited from direct and indirect sales to Iran.

     In the past, our foreign subsidiaries have transacted limited and lawful business with Iranian customers. These foreign subsidiaries have sold various CNG components and conversion kits to distributors in Iran who would perform the conversion of vehicles, the related servicing, as well as fueling equipment to compress natural gas. One such foreign subsidiary has in the past engaged in business with an entity which initially was privately owned but is currently owned by a group of companies associated with the Iranian Ministry of Defense. Our foreign subsidiary did not enter into any long-term contracts for supplying components and kits to this distributor and all products were used for lawful commercial purposes.

Syria

     We did not have any direct or indirect sales to Syria in 2009, 2010 or 2011. One of our foreign subsidiaries in Europe in 2011 entered into a lawful agreement with a Syrian company to provide natural gas compressors and related parts. Through the date of this letter, our foreign subsidiary has not provided the customer with any equipment

     At the expiration or termination of the current contract, our foreign subsidiaries will cease sales to Syria, both directly into Syria and to distributors outside Syria which were known to be for shipment into Syria, and we have begun to implement a prohibition on new business with Syria, direct or indirect, throughout our Company. In addition, we are in the process of informing all our distributors and agents that they are also prohibited from direct and indirect sales to Syria.

Cuba & Sudan

     We did not have any direct or indirect sales in Cuba and Sudan in 2009, 2010 or 2011 and do not anticipate any such sales to these countries in the future. We did not have any production facilities, research centers or area hubs for operations in Iran, Cuba, Sudan and Syria during the past three fiscal years, nor are we planning to have any going forward. We will continue to follow strictly the limits of any existing or new sanctions or export controls that are applicable to us.

2.	You state on page 6 and elsewhere that you sell compressors. Compressors appear to be included in the Commerce Control List maintained by the Department of Commerce’s Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us

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whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

Response:

     To the best of our knowledge, understanding, and belief, the products, equipment, components, software, and technology our foreign subsidiaries have provided or intend to provide, directly or indirectly, into Iran or Syria have not been and will not be subject to U.S. Export Administration Regulations, or are not included in the U.S. Department of Commerce’s Commerce Control List or if included have a specific U.S. Department of Commerce authorization and have not have been put to non-commercial use by Iran or Syria.

     We have not had any sales to Cuba and Sudan or any presence in Cuba and Sudan for the past three fiscal years. We do not currently plan to start providing any products, equipment, components, software, services or technology to Cuba and Sudan.

     To the best of our knowledge, understanding and belief, none of the products, equipment, components, software, services and technology sold have been put to military uses by any of the countries in question.

     We have initiated company controls to ensure that our products, equipment, components, software, services and technology are in compliance with or have not been subject to U.S. Export Administration Regulations, have not been included in the U.S. Department of Commerce’s Control List or have specific U.S. Department of Commerce Authorization.

3.	Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since your letter to us referenced above. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

Response:

     As discussed above, we have not had any sales to Cuba and Sudan or any presence in Cuba and Sudan for the past three fiscal years. We do not currently plan to start providing any products, equipment, components, software, services or technology to Cuba and Sudan.

     As explained above, in 2011, one of our foreign subsidiaries in Europe entered into a lawful agreement with a Syrian company. [***]

     We believe that our contacts, as discussed above, with respect to Iran and Syria, individually and in the aggregate are not material to us on a consolidated basis. Moreover, we believe that the contacts do not constitute a material investment risk for our security holders. The contacts are immaterial both in quantitative terms and qualitative terms, as described below:

Quantitative Considerations

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     Further, as discussed above, we do not maintain an office, employees or other physical presence in Iran. Based on the immaterial sales to Iran described above, and the limited contacts, we believe that our business with Iran is immaterial.

Qualitative Considerations

     In determining that our contacts with Iran and Syria are not material to us, individually or in the aggregate, in addition to the quantitative factors discussed above, we have considered other qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon our reputation, the effectiveness of our internal trade compliance function, the information available to investors regarding our business and practices in these countries, our code of conduct and business practices. We recognize that doing business in certain countries can impact investor sentiment. In this regard, we have taken the following information into consideration:

·	the limited amount of business that has been conducted in Iran and Syria has been in compliance with United States and other applicable laws;

·	even when legally permitted, our decision to pursue no new business involving direct or indirect delivery of our products or services to Iran and Syria and the declining or expiring commitments to deliver products or services under existing contracts in Iran and Syria;

·	our products are only for civilians and, to the best of our knowledge, do not relate in any manner to military use or purpose; and

·	the implementation of company controls and procedures which ensure compliance with applicable United States export control regulations.

Based on the foregoing, considering both quantitative and qualitative factors, we believe that our business activities in and dealing with Iran and Syria, either individually or in the aggregate, are immaterial to our overall business and do not constitute a material investment risk for our security holders.

Some of our foreign subsidiaries have done, and may continue to do, business in countries subject to U.S. sanctions and embargoes , including Iran page 13.

4.	In this risk factor you describe Iran as a country currently subject to sanctions and embargoes imposed by the U.S. government. In future filings please revise the risk factor to note also that Iran is designated by the United States as a state sponsor of terrorism.

Response:

Any references to Iran in this risk factor are outdated and will be removed in future filings of our Form 10-K. As described above, we have taken action to cease all direct and indirect sales to Iran and have begun to implement a prohibition on our independent distributors conducting direct or indirect business with Iran.

5.	You state in the last sentence of this risk factor that your subsidiaries’ sales to Iran could reduce demand for your stock among certain investors “for political reasons.” In future filings please delete the statement as to the reason sales to Iran may reduce demand for your stock among certain investors, or characterize it as your opinion or belief.

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Response:

Any references to Iran in this risk factor are outdated and will be removed in future filings of our Form 10-K. As described above, we have taken action to cease all direct and indirect sales to Iran and have begun to implement a prohibition on our independent distributors conducting direct or indirect business with Iran.

Recent Iranian sanctions laws and regulations have adversely affected our revenues and may cause us other adverse consequences, page 14

6.	Although you state in the risk factor caption that recent Iranian sanctions laws and regulations “have adversely affected” your revenues, you state in the risk factor that the laws and regulations you cite have “not significantly impacted” your revenues from Iran. Please explain this apparent discrepancy to us, and revise the risk factor in future filings to eliminate or explain the apparent discrepancy.

Response:

As described above, we have taken action to cease all direct and indirect sales to Iran and have begun to implement a prohibition on our independent distributors conducting direct or indirect business with Iran. As a result, we will remove this risk factor in future filings of our Form 10-K

7.	You refer in the risk factor to several specific recent laws and regulations regarding Iran. In future filings, please describe briefly the aspects of these provisions that are relevant to your business with Iran.

Response:

As discussed above, this risk factor will be removed from future filings of our Form 10-K.

8.	Please provide us with the revised risk factor language you will include in future filings in response to comments 6 and 7.

Response:

As discussed above, this risk factor will be removed from future filings of our Form 10-K.

Fuel Systems Solutions, Inc. acknowledges that:

· Fuel Systems Solutions, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

· Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· Fuel Systems Solutions, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like additional information, please contact me by e-mail at pbersani@fsysinc.com or by phone at (646) 502-7170, or Ronald H. Janis of Day Pitney LLP, the Company’s outside legal counsel, at (212) 297-5813.

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Sincerely,

/s/ Pietro Bersani Pietro Bersani Chief Financial Officer

cc:	Max Webb, Assistant Director, Division of Corporation Finance Pradip Bhaumik, Securities and Exchange Commission Ronald H. Janis, Day Pitney LLP

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